Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Envirobon, Inc.
125 S King Street, Suite 2A
Jackson, WY 83001
www.envirobon.com

Up to $1,234,999.80 in Common Stock at $0.59
Minimum Target Amount: $14,999.57

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Envirobon, Inc.
Address: 125 S King Street, Suite 2A, Jackson, WY 83001
State of Incorporation: WY
Date Incorporated: July 26, 2022

Terms:

Equity

Offering Minimum: $14,999.57 | 25,423 shares of Common Stock
Offering Maximum: $1,234,999.80 | 2,093,220 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $499.14

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Combo/Avid Investor Perk</u>

Early Bronze — Invest $2,500+ within the first two weeks and receive 2% bonus shares

Early Silver — Invest $5,000+ within the first two weeks and receive 3% bonus shares

Early Gold — Invest $10,000+ within the first two weeks and receive 5% bonus shares

Early Platinum — Invest $20,000+ within the first two weeks and receive 8% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $2,500+ and receive a goodie bag: hat, contractor pencil and a sticker

Tier 2 Perk — Invest $5000+ and receive a goodie bag: hat, contractor pencil, a sticker and a hoodie

Tier 3 Perk — Invest $10,000+ 2% bonus shares and receive a goodie bag: hat, contractor pencil, a sticker and a hoodie + 1-hour Zoom call

Tier 3 Perk — Invest $20,000+ 5% bonus shares and receive a goodie bag: hat, contractor pencil, a sticker and a hoodie + 1-hour Zoom call

Tier 4 Perk — Invest $50,000+ 10% bonus shares and receive a goodie bag: hat, contractor pencil, a sticker and a hoodie + an in-person visit (meet and greet) from CEO (within US + Canada)

<u>Loyalty Bonus</u>

As a loyal supporter for Envirobon, Tanager Products, and Thermal Studs, you are eligible for 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Envirobon, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Envirobon, Inc is an intellectual property (IP) holding and company with a strong focus on the construction industry, specializing in innovative and patented solutions. Our primary mission is to enhance energy efficiency and expedite construction processes while reducing carbon footprints and costs. Envirobon, Inc owns the operating company Tanager Products, Inc, which serves as both a production company and a research and development arm for their inventions. Tanager also produces products through licensed IP from a Related Party (see related party transactions).

Intellectual Property

The Company has 4 pending patents for their WarmStud™, RhinoStud™. The Company believes that these products have the potential to revolutionize the insulation market (see Competitors and Industry below). Additionally, the Comapny has a license to produce, through its subsidiary Tanager Products, Inc., certain products derived from inventions patented by CEO Brian Inverson. These licensed patents are owned by another entity, Roosevelt Energy, Inc., which is not directly related to Envirobon, Inc. but is managed by Brian Iverson.

The company's diversified revenue streams will include licensing, royalties, private labeling, and partnerships in manufacturing, positioning them for growth and sustainability in the construction sector.

Related Party Litigation

Roosevelt Energy, Inc. is currently involved in shareholder litigation alleging, among other things, that IP was improperly transferred to other companies, that Brian Iverson (Envirobon CEO) has created competing companies and that Brian Iverson licensed out Roosevelt patents without consideration. Roosevelt believes they have responded to these complaints with proof that they are without merit and anticipates this matter will settle. Were it not to settle, there is a chance this litigation could negatively impact Envirobon's business and your investment. Please contact Brian Iverson for more information on this as needed.

The Company was initially formed as a corporation, Innovated Structures, Inc., in Wyoming on July 26, 2022. On October 24, 2023 the Company changed its name to Envirobon, Inc. In August 2023, the Company acquired Tanager Products Inc. to be a wholly owned subsidiary.

Competitors and Industry

Competitors & Industry

In the construction industry, Envirobon, Inc's primary competition appears to be the exterior rigid insulation market, which has traditionally focused on making houses and buildings more energy-efficient. These competitors have invested substantial resources to include their products in the latest energy codes adopted by various states. Envirobon, led by Brian Iverson, offers innovative solutions that challenge the status quo. Their WarmStud™ product is not only stronger, quieter, and code-compliant but also healthier, low-maintenance, and notably cost-effective when compared to traditional foam insulation. WarmStud™ eliminates the need for exterior rigid insulation, making it a formidable competitor in the residential market.

Furthermore, in the commercial sector, where the demand for rigid insulation is significant, Envirobon's RhinoStud™ solution eliminates the need for foam insulation on the exterior of the massive 80,000,000 square feet of commercial and industrial buildings constructed annually. This makes the exterior rigid insulation market a prime target for Envirobon.

Brian Iverson's background as a certified energy auditor equips him with a deep understanding of building codes and compliance, providing an advantage in this competitive landscape. Envirobon's WarmStud™ is an attractive option for national home builders, offering increased energy efficiency, a thermal and sound break, and cost savings on labor and materials compared to traditional foam insulation. Unlike rigid insulation, WarmStud™ also avoids potential issues such as the formation of a "dew point" challenge within the wall cavity, which can lead to mold.

In addition to WarmStud™, Envirobon's portfolio includes other products like Tstud™, covering foundations, walls, floors, and roofs, offering a comprehensive range of solutions to enhance energy efficiency in both residential and commercial construction, eliminating the need for expensive and time-consuming exterior rigid insulation requirements.

Current Stage and Roadmap

Current Stage

Envirobon, Inc is currently positioned beyond the early-stage startup phase, having gained traction and generating revenue. Brian Iverson's expertise as a certified energy auditor provides a valuable edge in navigating complex building codes and compliance within this competitive landscape. Envirobon's WarmStud™ stands out as an enticing choice for national home builders due to its ability to boost energy efficiency, provide thermal and acoustic benefits, and significantly reduce labor and material costs compared to conventional foam insulation. An additional advantage of WarmStud™ is its avoidance of potential "dew point" challenges within wall cavities, mitigating the risk of mold formation.

Future Roadmap

Envirobon, Inc's operational roadmap centers on two flagship products, WarmStud™ and RhinoStud™, which the company believes has the potential to reach up to 1 billion lineal feet annually. These products have diverse applications, with RhinoStud™ featuring multiple offshoots. The company is strategically scaling manufacturing capabilities for these products, emphasizing efficiency and quality. Other initiatives include Tstud™ for comprehensive construction solutions and DrainStrip for rainscreen applications. While R&D efforts focus on hurricane-compliant solutions, the immediate focus is on domestic market penetration, with future considerations for global expansion. The refined operational roadmap prioritizes product development, manufacturing scalability, and strategic market positioning.

The Team

Officers and Directors

Name: Brian Neil Iverson

Brian Neil Iverson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: July, 2022 - Present
  Responsibilities: I am the inventor of all patent applications and the CEO of Envirobon, Inc and its manufacturing company Tanager Products, Inc. Salary: $250,000. Brian currently functions as the company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Roosevelt Energy, Inc
  Title: CEO
  Dates of Service: January, 2015 - Present
  Responsibilities: This is where the Tstud patents are placed. This entity will join Envirobon as soon as a third-party valuation is able to be ascertained

Other business experience in the past three years:

- Employer: Tanager Products, Inc
  Title: CEO
  Dates of Service: July, 2022 - Present
  Responsibilities: This entity is wholly owned by Envirobon, Inc and is its manufacturing and R&D company

Name: Abigale Marie Wurschmidt

Abigale Marie Wurschmidt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: Maintaining brand awareness, increasing brand awareness and make sure our voice stays consistent. No salary.

Other business experience in the past three years:

- Employer: Gathered Services, LLC
  Title: Owner
  Dates of Service: January, 2023 - Present
  Responsibilities: Our mission is to transform marketing and administrative services for emerging businesses by leveraging the expertise of professional mothers. I oversee and manage all contracted moms and interaction with businesses.

Other business experience in the past three years:

- Employer: US Engineered Wood, Inc
  Title: Secretary
  Dates of Service: May, 2020 - May, 2023
  Responsibilities: Performing secretarial duties

Name: James Robert Mountain

James Robert Mountain's current primary role is with ARMOUR Residential REIT, Inc.. James Robert Mountain currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Board Member & advisor to management. Compensation: 100,000 shares.

Other business experience in the past three years:

- Employer: ARMOUR Residential REIT, Inc.
  Title: Chief Financial Officer & Secretary
  Dates of Service: September, 2012 - Present
  Responsibilities: Principal financial officer and Secretary to Board of Directors

Name: Kevin Wayne Monson

Kevin Wayne Monson's current primary role is with MidWestOne Bank. Kevin Wayne Monson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Director of the Company. Compensation: 100,000 shares.

Other business experience in the past three years:

- Employer: Neumann Monson Architects
  Title: Founder
  Dates of Service: December, 1977 - Present
  Responsibilities: Mr. Monson cofounder the architectural firm in 1977. He led the firm as President for 25 years.

Other business experience in the past three years:

- Employer: MidWestOne Bank
  Title: Director
  Dates of Service: March, 2010 - Present
  Responsibilities: Chairman of the Board for the bank and the holding company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Potential Loss of Key Leadership
The loss of the CEO Brian Iverson, whom is also the inventor of these products, has been of concern since the inception of the company. There exists a group of active shareholders along with several key employees that are being trained to "replace" Iverson's knowledge in the construction space and industry. Kevin Gartner is working alongside of Iverson and the patent attorney and is the most technical person to take over the patent process. The Patent Attorney is extremely abreast of these types of patents in the construction industry and will continue to put up "road blocks" to minimize violators of our patents. Mark Sulllivan is the VP of Operations is highly skilled at problem solving and on a daily basis is fast tracking equipment upgrades to reduce labor costs and increase production. There exists other people not mentioned here that have been instrumental in designing the necessary equipment and methodologies to bring about a manufacturing solution to being able to produce these products. Iverson will be placing the majority of his shares in a trust for his children and grandchildren to minimize the potential dilution of the company.

Related Party Litigation
Roosevelt Energy, Inc. is currently involved in shareholder litigation alleging, among other things, that IP was improperly transferred to other companies, that Brian Iverson (Envirobon CEO) has created competing companies and that Brian Iverson licensed out Roosevelt patents without consideration. Roosevelt believes they have responded to these complaints with proof that they are without merit and anticipates this matter will settle. Were it not to settle, there is a chance this litigation could negatively impact Envirobon's business and your investment. Please contact Brian Iverson for more information on this as needed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brian Neil Iverson	56,311,800	Common Stock	65.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Common Stock.

Common Stock

The amount of security authorized is **Unlimited** with a total of 79,305,000 outstanding.

Voting Rights

One vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is **Unlimited** with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,750,000.00
  Number of Securities Sold: 79,305,000
  Use of proceeds: Common shares in a founders round; patent applications, equipment purchases, commodities.
  Date: July 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business has raised significant capital, totaling $1,750,000, with a focus on Tanager Products. Tanager has already generated $680K in revenue since starting operations in July 2023. While expenses for 2023 are expected to exceed revenues due to ongoing developments, including patent filings and equipment finalization, the company has a financial runway. The strategy involves cost reduction through advanced equipment, product development, and licensing initiatives, indicating a commitment to long-term growth and sustainability. Regular financial monitoring and strategic adjustments will be important for ongoing success.

Foreseeable major expenses based on projections:

Anticipated major expenses for the business include ongoing research and development, patent filings, acquisition and maintenance of advanced production equipment, marketing and sales efforts, general operational costs, scaling operational activities, potential product licensing expenses, and general administrative costs. These expenses reflect the company's commitment to innovation, market expansion, and operational efficiency. Regular financial assessments and strategic budget adjustments will be crucial to manage these expenses effectively and ensure sustainable growth.

Future operational challenges:

Future operational challenges for the business include scaling production efficiently, integrating new equipment seamlessly, managing costs amid initial revenue shortfalls, ensuring successful market adoption of new products, maintaining regulatory compliance, acquiring and retaining skilled talent, effectively managing cash flow, adhering to product development timelines, navigating a competitive landscape, and mitigating global supply chain risks. Strategic planning, adaptability, and proactive measures will be crucial for addressing these challenges and ensuring sustained success in a dynamic business environment.

Future challenges related to capital resources:

Future challenges related to capital resources for the business include sustaining operations during revenue growth, balancing investments in innovation and profitability, managing working capital efficiently, acquiring additional funding for scaling and unforeseen challenges, navigating market volatility and economic conditions, prioritizing competing investment opportunities, servicing debt obligations, demonstrating a positive return on investment, coping with cash flow fluctuations, and ensuring long-term sustainability. Successful navigation of these challenges will require strategic financial planning, effective communication with stakeholders, and adaptability to changing market dynamics. Regular financial assessments and scenario planning are crucial for optimizing the use of capital resources.

Future milestones and events:

Future milestones and events that could significantly impact the company include successful product launches (WarmStud and RhinoStud), achieving sales and market adoption, securing licensing agreements, completing equipment setup for increased efficiency, obtaining patent approvals, finalizing RhinoStud development, ongoing license sales and partnerships, successful operational scaling, achieving profitability, market expansion, global economic conditions, and changes in the competitive landscape. The company's ability to navigate these milestones and events strategically will be essential for long-term success, requiring ongoing monitoring and adaptability to changing circumstances.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2023, the Company has capital resources available in the form of cash of $626,000 and approximately $400,000 of finished goods and commodities on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support hiring additional people, purchasing commodities, and finalizing one piece of equipment for the WarmStud products production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months to a year. This is based on a current monthly burn rate of $160,000 for expenses related to building lease, all employees, all overhead, and ongoing patent costs. The company has finalized the R&D for the WarmStud and the DrainStrip products and a full launch of those products has been initiated.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years, but is dependent on sales. Sales support have increased marketing to increase revenues since the second manufacturing line came into production in October of 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including. After this raise, the Company will conduct another like amount of raise to build out another location.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Roosevelt Energy, Inc.
  Names of 20% owners: Brian Iverson
  Relationship to Company: Brian Iverson (CEO of Envirobon) is the Managing Director of Roosevelt Energy, Inc.
  Nature / amount of interest in the transaction: Roosevelt has granted Tanager Products, Inc. (subsidiary of Envirobon) a license to manufacture and sell the TStud and related products.
  Material Terms: Tanager received a license to use the Roosevelt IP to develop the TStud and variants of the TStud. The license is non-exclusive and Tanager has the right to sell the Products in North America. Other manufacturers may not created the TStud products within a certain territory centered around Bloomington Minnesota. Tanager is required to pay Roosevelt a certain amount of royalties per lineal foot of Product sold.

Valuation

Pre-Money Valuation: $46,789,950.00

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The company has no options, warrants or other securities with a right to acquire shares outstanding. The Company has no shares reserved for issuance under a Stock Plan or similar plan.

Patent Portfolio and Code Compliance

Envirobon, Inc's valuation of $46,800,000 is underpinned by its robust patent portfolio, featuring groundbreaking products such as the WarmStud and RhinoStud. These innovations, when manufactured and sold at MSRP prices, present cost-effective solutions for builders to meet and surpass upcoming energy code requirements. Notably, RhinoStud contributes to cost reductions in commercial building construction under the 2021 ICEE commercial building code. The WarmStud is already code compliant, offering a significant market advantage.

The pending DrainStrip product, now code compliant, further enhances the company's offerings. Other pending products leverage existing technologies uniquely to revolutionize construction, reducing labor costs, accelerating construction timelines, enhancing safety, and significantly improving energy efficiency. Although patent issuance poses a risk, being the first to market provides a crucial first-mover advantage.

Market Dynamics and Builder Considerations

Certain builders, recognizing the importance of sustainable production, await the WarmStud's proven performance before placing orders, acknowledging the product's potential to become a critical supply chain component. With the manufacturing arm already generating revenue, the capital raise focuses on purchasing commodities and hiring additional labor, not on further R&D costs, as Tanager's produced products are already code compliant.

Substantiation of Valuation

Considering the current revenue-generating status of the manufacturing arm, coupled with the strategic allocation of capital for expansion and production scaling, the Directors and Senior Management are confident in substantiating the $46,800,000 valuation. Additionally, the Company has performed projections company's EBITDA that include royalties paid to Envirobon, Inc. via licensing of its patents, as well as internal manufacturing.

The Company took the EBITDA values and used industry multiples for home construction/insulation products to generate the potential projected future value of the company. That future value was then discounted to present value. The Company believes that the $46,800,000 valuation is reasonable, and potentially modest, considering the potential cash flows available to it through internal manufacturing and royalties from its IP licensing.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE

SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.57 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  25.0%
  We will use 25% of the funds raised to purchase commodities for the Company's WarmStud product.

- Company Employment
  9.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: President and a full-time sales person. Wages to be commensurate with training, experience and position.

- Working Capital
  54.5%
  We will use 55.5% of the funds for working capital to cover expenses for the hiring of plant employees and additional commodities.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.envirobon.com (www.envirobon.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/envirobon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Envirobon, Inc.

[See attached]

Zabel & Co., LLC
3475 Willow Lake Blvd., Ste. 300
Saint Paul, MN 55117

Envirobon, Inc.

Reviewed Financial Statements

For the Period ended December 31, 2022

Zabel & Co., LLC
3475 Willow Lake Blvd., Ste. 300
Saint Paul, MN 55117

Table of Contents

Independent Accountant's Review Report Financial Statements:

Financial Statements:

Notes to Financial Statements



ZABEL & CO. LLC
GROWTH AND PROFITABILITY ADVISORS
BUILD THE BUSINESS AND LIFE YOU WANT

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of Envirobon, Inc.:

We have reviewed the accompanying financial statements of Envirobon, Inc. (the Company) which comprise the Balance Sheet as of December 31, 2022, and the related statements of Income, Retained Earnings and Equity, and Cash Flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Envirobon, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

ZABEL & CO., LLC

ZABEL & CO., LLC
St. Paul, Minnesota
October 4, 2023

651.605.2301 • info@zabelco.com • 3475 Willow Lake Blvd., St. Paul, MN 55110

Envirobon, Inc.
Balance Sheet
December 31,2022
See Independent Accountants's Review Report and Notes to Financial Statements

ASSETS

	2022
Current Assets	
Cash and Cash Equivalents	$163,784
Prepaid Expenses	5,000
Due (to) / from USEW	211,000
Total Current Assets	379,784
Other Assets	
Fixed Assets	3,346
Deferred Income Taxes	10,846
Total Other Assets	14,192
Total Assets	$393,976

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable	$3,346
Total Current Liabilities	3,346
Total Liabilities	3,346
Stockholder's Equity	
Additional Paid In Capital	415,000
Retained Earnings	(24,370)
Total Stockholder's Equity	390,630
Total Liabilities and Stockholder's Equity	$393,976

The accompanying notes are an integral part of these financial statements.

Envirobon, Inc.
Statement of Income
For the period of July 26, 2022 to December 31, 2022
See Independent Accountants's Review Report and Notes to Financial Statements   Statement 2

| | 2022 |
	Amount
Sales Revenue:	
Sales	$0
Total Sales Revenue	0
Gross Profits	0
Operating expenses:	
Advertising	4,587
Bank Charges & Fees	228
Legal & Professional	2,000
Meals & Entertainment	1,540
Office & Software	3,407
Contractors	12,000
Travel	11,454
Total Operating Expenses	35,216
Net Operating Income (loss)	($35,216)
Other (Income) Expenses	
Provision for Income Tax	($10,846)
Total Other (Income) Expenses	($10,846)
Net Income (loss)	($24,370)

Envirobon, Inc.

Statement of Retained Earnings and Equity

For the period of July 26, 2022 to December 31, 2022

See Independent Accountants's Review Report and Notes to Financial Statements   Statement 3

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of July 26, 2022	$ -	-	-	-
Add:				
Net Income	-	-	(24,370)	(24,370)
Contributions	-	415,000	-	415,000
Less:				
2022 Distributions to Shareholder	-	-	-	-
Balance as of December 31, 2022	$ -	$415,000	($24,370)	$390,630

The accompanying notes are an integral part of these financial statements

Envirobon, Inc.
Statement of Cash Flows
For the period of July 26, 2022 to December 31, 2022
See Independent Accountants's Review Report and Notes to Financial Statements   Statement 4

	2022
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	($24,370)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Changes in Operating Assets and Liabilities:	
Prepaid Expenses	(5,000)
Deferred Income Taxes	(10,846)
Decrease (increase) in Operating Assets:	(15,846)
Increase (decrease) in Operating Liabilities:	
Accounts Payable	3,346
Net cash provided by (used in) Operating Liabilities	3,346
Net cash provided by (used in) Operating Activites	(36,870)
CASH FLOWS FROM INVESTING ACTIVITIES	
Intercompany with USEW	(211,000)
Fixed Asset Purchases	(3,346)
Net cash provided by (used in) Investing Activities	(214,346)
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in Capital	415,000
Net cash provided by/(used in) financing activities	415,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	163,784
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$163,784

The accompanying notes are an integral part of these financial statements

NOTE 1 NATURE OF BUSNESS

NATURE OF BUSINESS

The Company was incorporated in Wyoming on July 26, 2022. The Company has developed a unique drain strip for use in construction.

Since inception, the Company has relied on contributions from owners to fund its operations. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board (FASB").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

CASH AND CASH EQUILIVENTS

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 the Company had $163,784 cash on hand.

FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and observable.

REVENUE RECOGNITION

Effective at Company inception, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company is currently still pre-revenue.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and cost of incorporation, are expensed as incurred.

ADVERTISING

The Company expenses advertising costs as they are incurred. Such costs approximated $4,587 for the period ended December 31, 2022.

NOTE 3 – INCOME TAXES

The Company will file its initial income tax return for the period ended December 31, 2022 which will be subject to examination by the Internal Revenue Service under the statute of limitation for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

Deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes for the period ending December 31,2 022 are related to tax loss carryforwards that will begin to expire in 2042. The deferred tax asset for Federal and State tax combined is $10,846.

The Company has adopted the provisions of the Financial Accounting Standards Board (FASB) interpretation on the accounting for uncertainty in income taxes. The interpretation clarifies the accounting for uncertainty in income taxes recognized in the interim financial statements in accordance with ASC 740 *Accounting for Income Taxes*. The interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statement uncertain tax positions that the company expects to take on its tax returns. The Company will analyze its filing positions with the Internal Revenue Service and all state tax jurisdictions where it files tax returns. The Company believes its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Pursuant to the FASB authoritative guidance regarding for accounting tax uncertainty in income tax no liability has been recorded for uncertain tax positions. As allowed under this guidance, the Company would accrue if applicable income tax related interest and penalties in income tax expense in the Company's statements of operations.

NOTE 4 – EQUITY

The Company has authorized two type of shares – common and preferred. No preferred shares have been issued, and there is no limitation on the number of shares of common stock that may be issued at no par value.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 6 – CROWDFUNDED OFFERING

The Company is offering (the "Crowdfunded Offering") up to $1,200,000 in the first round for common shares. The Company is attempting to raise a minimum amount of $15,000 in this offering and up to $1,200,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended to receive any funds.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 4, 2023, the date the financial statements were available to be issued. In August 2023, Envirobon Inc. acquired Tanager Products Inc. to be a wholly owned subsidiary that will manufacture products for Envirobon Inc. and others. Based on this evaluation, there are no additional material events identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The average home wastes 35% of the energy it consumes—that's energy you're paying for without getting any benefit. It's bad for the environment and your wallet.

I'm Brian Iverson, founder of Envirobon—a building materials company that invents and manufactures sustainable building products.

My vision is for every home to use half the amount of resources that they currently do, like gas and electricity. Half - 50% less.

And it starts with how we build.

Conventional studs create a thermal bridge allowing hot and cold air to transfer through the stud. This equates to loss of heating or cooling in the home, wasting your hard earned dollars on high utility bills.

At Envirobon, our flagship products, the WarmStud and the RhinoStud for commercial applications, create a thermal break that minimizes the ability of that transfer to happen - making the overall structure more energy efficient.

And that's just the beginning of our product line.

We hold IP rights to many products and inventions created with one goal in mind—to create a healthier home that's energy-efficient and sustainable.

Our products require no additional maintenance and are engineered for a 400-year lifecycle, offering unparalleled durability.

The best part? They're user-friendly, making them accessible to anyone who builds. Many builders have already embraced our products, and their feedback has been overwhelmingly positive.

Right now, we're barely keeping up with demand. So the funds we raise on StartEngine are going straight into boosting production to give builders what they're asking for.

With 79% of homebuyers preferring an energy-efficient home that lowers energy costs and many states adopting an energy code which will take serious steps towards banning fossil fuels, making products like Envirobon's is not just useful, but critical for keeping energy costs down.

We're already backed by $2 million from savvy investors, and we even snagged the 2020 Department of Energy's Most Energy Efficient House Award.

We're not just looking for your support, we're inviting you to join our vision.

Invest in Envirobon, and let's cut energy use in half by building smarter, not harder.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]





Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 10/24/2023 09:09 AM
Original ID: 2022-001141540
Amendment ID: 2023-004424665

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Innovated Structures, INC.

2. Article number(s) I is amended as follows:
See checklist below for article number information.

Changing name from Innovated structures, INC.
To, Envirobon, INC.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 9-8-23.
(Date – mm/dd/yyyy)

1 2 3 4 5 6 7 8 9 10 11 12 AM PM 1 2 3 4 5 6 7 8 9 10 11 12 PM AM
RECEIVED
OCT - 6 2023
WYOMING
SECRETARY OF STATE

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

<u>OR</u>

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

<u>OR</u>

☒ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____

(May be executed by Chairman of Board, President or another of its officers.)

Date: 9-27-23

(mm/dd/yyyy)

Print Name: Brian Iverson

Title: CEO

Contact Person: Jill Sullivan

Daytime Phone Number: 651-315-9716

Email: Jill.Sullivan@tanagerproducts.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

☐ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.

☐ **Processing time is up to 15 business days** following the date of receipt in our office.

☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*

☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**

☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



For Office Use Only

WY Secretary of State
FILED: Jul 26 2022 4:56PM
Original ID: 2022-001141540

Profit Corporation
Articles of Incorporation

I.   The name of the profit corporation is:

Innovated Structures, Inc

II. The name and physical address of the registered agent of the profit corporation is:

Company Agent, LLC
125 S King St Ste 2A
PO Box 1045
Jackson, WY 83001

III. The mailing address of the profit corporation is:

PO Box 1045
Jackson, WY 83001-1045

IV. The principal office address of the profit corporation is:

125 S King Street, Suite 2A
Jackson, WY 83001-1045

V.   The number, par value, and class of shares the profit corporation will have the authority to issue are:

| Number of Common Shares: | Unlimited | Common Par Value: | $0.0000 |
| Number of Preferred Shares: | Unlimited | Preferred Par Value: | $0.0000 |

VI. The name and address of each incorporator is as follows:

Company Agent, LLC
PO Box 1045, Jackson WY 83001-1045

Signature: *Matthew Jason Majors*   Date: 07/26/2022

Print Name: Matthew Jason Majors

Title: Manager, Company Agent, LLC, Incorporator

Email: office@companyagent.com

Daytime Phone #:   (307) 733-1234

Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Company Agent, LLC

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

> W.S. 6-5-308. Penalty for filing false document.
>
> (a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:
>
> (i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;
>
> (ii) Makes any materially false, fictitious or fraudulent statement or representation; or
>
> (iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Matthew Jason Majors*	Date:	07/26/2022
Print Name:	Matthew Jason Majors		
Title:	Manager, Company Agent, LLC, Incorporator		
Email:	office@companyagent.com		
Daytime Phone #:	(307) 733-1234		

Consent to Appointment by Registered Agent

Company Agent, LLC, whose registered office is located at 125 S King St Ste 2A, PO Box 1045, Jackson, WY 83001, voluntarily consented to serve as the registered agent for Innovated Structures, Inc and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Matthew Jason Majors*   Date: 07/26/2022

Print Name: Matthew Jason Majors

Title: Manager, Company Agent, LLC, Incorporator

Email: office@companyagent.com

Daytime Phone #:   (307) 733-1234

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Innovated Structures, Inc

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 26th day of July, 2022 at 4:56 PM.

Remainder intentionally left blank.



Filed Date: 07/26/2022

Secretary of State

Filed Online By:

Matthew Jason Majors

on 07/26/2022

Exhibit G

Test The Waters Materials
(See attached)



Express Interest to Invest

Note: You must be 18 years of age or older. Income limitations do not apply.
Envirobon, Inc. is the parent company of Tanager Products, Inc.

Name *

Charles Berry

Email address *

charles.berry@arrowgrid.com

Phone number

(555) 555-5555

We are committed to keeping your e-mail address confidential. We do not sell, rent, or lease our contact data or lists to third parties, and we will not provide your personal information to any third party individual, government agency, or company at any time unless compelled to do so by law.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Submit



Ahmed Alamri <ahmed@startengine.com>

Fwd: Crowdfunding Update + Perks

Harrison Bert <harrison@startengine.com>   Tue, Nov 28, 2023 at 7:34 PM
To: Harrison Hodgin <harrisonhodgin@startengine.com>, Ahmed Alamri <ahmed@startengine.com>

---------- Forwarded message ---------
From: **Tstud Inventor, Brian Iverson** <brian@envirobon.com>
Date: Mon, Nov 27, 2023 at 4:35 PM
Subject: Crowdfunding Update + Perks
To: <harrison@startengine.com>



INVEST   ABOUT US

EXPRESS INTEREST

CROWDFUNDING UPDATE

We're diligently working to get to the finish line and go live with our crowdfunding campaign on StartEngine. We've filmed and have a finalized video for the launch, we've gotten many of you interested to invest, and we're working through compliance!

We're excited to reveal our campaign once we're live! In the meantime, check out the perks we're offering and some exciting news at the bottom of this email. More soon!

TODAY IS THE LAST DAY TO SIGN UP FOR LOYALTY PERKS!
As a loyal supporter for Envirobon, Tanager Products, and Thermal Studs, you are eligible for additional bonus shares.



What are loyalty perks?

Loyaltly perks are given to those that we believe deserve an extra amount of shares in return for their loyalty! Express interest to invest and get put on our Loyalty list. You'll automatically receive a 5% bonus when you make your investment.

Express Interest + Get Loyalty Perks

<u>*Today is the last day to get on the list. we will close the list on 12/27/23 at 11:59 CST.*</u>



BE READY FOR: Combo Perks

   

Early Bronze — Invest $2,500+ within the first two weeks and receive 2% bonus shares

Early Silver — Invest $5,000+ within the first two weeks and receive 3% bonus shares

Early Gold — Invest $10,000+ within the first two weeks and receive 5% bonus shares

Early Platinum — Invest $20,000+ within the first two weeks and receive 8% bonus shares

EXPRESS INTEREST + BE THE FIRST TO KNOW WHEN WE GO LIVE

NEWS: Tstud™ has rebranded!

After growing our product line, we've rebranded our Tstud™ brand to Thermal Studs. Check out our new website: www.thermalstuds.com



















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Thermal Studs
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COMING SOON
COMING SOON
MiniTstud™
WarmStud™
R19 Tstud™
BareNaked Tstud™
RhinoStud™
CONTINUOUS RIGID INSULATION... NOT REQUIRED
on the exterior of residential and commercial buildings in the USA and Canada.
As seen on:
build
handyman
FineHomebuilding
GREEN BUILDER
Green Building Advisor
BUILD BETTER WITH THERMAL STUDS!
As an alternative to traditional studs, Thermal Studs are more energy-efficient, reduce the
• Easy Installation

FIND US

14048 Terrace Rd NE, Ham Lake, MN 55304
www.envirobon.com
+612-978-8011

FOLLOW US

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN





INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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--

Harrison Bert
Account Executive, Licensed Broker (S7, 79, 63)
StartEngine











TSTUD™

IS NOW...

Thermal Studs

Thermal Studs
CONTINUOUS RIGID INSULATION... NOT REQUIRED
BUILD BETTER WITH THERMAL STUDS!
Thermal Break Wall Studs
Award-Winning & Accredited

We're thrilled to share a significant milestone with you – Tstud™ is undergoing a transformative rebranding journey! 🌟

After months of hard work and creative exploration, we're unveiling a fresh new look that reflects our evolving identity, values, and commitment to innovation. This rebrand isn't just about a new logo; it's a celebration of growth, adaptability, and a renewed focus on meeting your needs.

We're excited and proud to introduce: Thermal Studs.

Note: Our product names are the still the same: MiniTstud™, R19 Tstud™, BareNaked Tstud™, WarmStud™ and RhinoStud™.

Check out our new website!

Click Here

Follow us on social media:

ENVIROBON™ SUSTAINABLE BUILDING PRODUCTS

BUILD A BETTER TOMORROW!

Tanager Products, the manufacturer of Thermal Studs, is owned by Envirobon. Envirobon is a forward-thinking intellectual property (IP) holding company with a strong focus on enhancing thermal efficiency while reducing costs and carbon footprints. **Invest and change the world one house at a time.**

Learn More

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

14048 Terrace Rd NE, Ham Lake, MN 55304
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